UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 033-57981 and 333-168421

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

DEFERRED PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Deferred Profit Sharing Plan identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 10, 2016		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

DEFERRED PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Worthington Industries, Inc. Deferred Profit Sharing Plan

Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN (the “Plan”) and related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Deferred Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

MEADEN & MOORE, LTD.

Certified Public Accountants

June 10, 2016

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

	December 31,
	2015	2014
ASSETS
Receivable - Employer Contributions	$513,835	$586,020
Notes Receivable from Participants	11,589,396	10,804,613

Total Receivables	12,103,231	11,390,633

Investments, at Fair Value
Plan’s Interest in Master Trust Assets	477,672,702	460,928,819
Other Investments	28,891	35,130

Total Investments	477,701,593	460,963,949

Total Assets	489,804,824	472,354,582

LIABILITIES	—	—

Net Assets Available for Benefits	$489,804,824	$472,354,582

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

	Year Ended December 31,
	2015	2014
Contributions:
Employer	$15,118,444	$14,885,583
Employee	20,050,422	19,521,931
Rollover	9,994,729	5,156,858

Total Contributions	45,163,595	39,564,372

Investment Income:
Interest and Other Income	443,916	388,597
Plan’s Interest in Master Trust Net Investment Gain	4,423,979	5,404,141

Total Investment Income	4,867,895	5,792,738

Deductions from Net Assets Attributed to:
Benefits Paid to Participants and Other Deductions	40,505,443	30,823,984
Administrative Expenses	480,659	535,572

Total Deductions	40,986,102	31,359,556

Net Increase Before Net Assets Transferred	9,045,388	13,997,554
Net Assets Transferred From Other Qualified Plans	8,404,854	37,877,344

Net Increase in Net Assets	17,450,242	51,874,898
Net Assets Available for Benefits at Beginning of Year	472,354,582	420,479,684

Net Assets Available for Benefits at End of Year	$489,804,824	$472,354,582

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

1.	Description of Plan

The following description of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all non-union employees of Worthington Industries, Inc. (“Worthington”) and its subsidiaries who are participating employers under the Plan (collectively the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington is the Plan Sponsor.

The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees and the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the “Dietrich Plan”). Effective December 31, 2015, the Plan was amended to remove the Dietrich Plan from the Master Trust, as the Dietrich Plan was terminated and all assets were disbursed as of December 31, 2015.

Eligibility:

All non-union, full-time employees of the Company age eighteen and older are eligible to participate in the Plan. These employees are eligible to participate in the employer contribution component of the Plan after six months of employment. All seasonal and part-time employees of the Company age eighteen and older who are employed for one year are eligible to participate in the Plan, and become eligible to participate in the employer contribution component of the Plan at that time as well.

Contributions:

Employee deferral - Participants may make contributions on a ROTH, or after-tax, basis. Accordingly, participants may make pre-tax and/or ROTH contributions up to a maximum of 90% of their annual compensation. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer contributions - The Company matches 50 cents per dollar of voluntary contributions of the first 4% of such participants’ compensation (3% of compensation for an Angus participating employee). The Company also makes an employer contribution of 3% of compensation to eligible participants. This contribution is made each pay period. As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation.

Effective January 1, 2014, new participants in the Plan who have otherwise not made an enrollment designation are subject to an automatic enrollment arrangement whereby 4% of their compensation will be automatically contributed to the Plan. Additionally, effective March 1, 2014, contributions for active participants for whom an automatic enrollment contribution of 2% was being made were increased to 4% of compensation. The automatic enrollment designation can be cancelled by the employee.

Additional Company contributions may be contributed at the option of the Plan Sponsor and will be allocated based on the unit credit method. The unit credit method uses the employees’ years of service and compensation to allocate any additional contribution.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses. Substantially all administrative fees are paid by the Plan, through allocation, both direct and indirect, to its participants.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Contributions to the Worthington Industries, Inc. Common Stock fund are limited to not more than 25% of the total contributions made by or for a participant to the Plan. A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. Common Stock fund if the participant’s investment in the fund equals or exceeds 25% of such person’s total accounts.

Vesting:

All participants are 100% vested in all contributions and related earnings credited to their accounts.

Forfeitures:

Non-vested account balances are forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Plan Sponsor.

During 2013, the Company discovered that the Plan did not allocate non-vested amounts held in the Plan’s forfeiture accounts annually, as required by the provisions of the Plan document in effect prior to March 1, 1995. For the 1995 through 2013 Plan years, the Company held non-vested amounts in the Plan’s forfeiture account, thus maintaining an unallocated suspense account for a period of more than one year in violation of IRS regulations. The Company disclosed this error to the IRS through a Voluntary Compliance Program (“VCP”) filing in June 2014. In its

VCP filing, the Company proposed that the amounts held in the Plan’s forfeiture accounts be allocated to participants who were both a) employed by the Company or other participating employer on December 31, 1995; and b) remained employed on the date of the approved allocation. The IRS approved the Company’s proposed correction in January 2016, and the amounts were allocated to participants in February 2016 based on their total 2015 compensation.

At December 31, 2015 and 2014, forfeited non-vested accounts were $146,460 and $139,783, respectively.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balances in the participants’ accounts and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions. Loans are valued at unpaid principal plus accrued unpaid interest.

Other Plan Provisions:

Normal retirement age is 62, or when the sum of the participant’s age and years of service equals 70. The Plan also provides for early payment of benefits to in-service employees, with certain restrictions, after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Investment Valuation and Income Recognition:

The Master Trust’s investments in mutual funds and Worthington Industries, Inc. Common Stock are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices.

The Plan holds a stable value investment contract with the Trustee, which is structured as a common collective trust (“the CCT”). The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

The primary goal of the CCT in which the Master Trust is invested is to seek current income while maintaining stability of invested principal. The CCT is invested and reinvested primarily in a diversified portfolio of fixed-income instruments which may include traditional and separate account guaranteed investment contracts (obligations of creditworthy life insurance companies), corporate investment contracts, synthetic GICs (high-quality debt securities including mortgage-backed, commercial mortgage-backed, asset-backed and corporate securities held by the CCT within contracts that are intended to minimize market volatility), variable rate GICs, repurchase agreements, US treasury and agency securities, and cash and cash equivalents, including certificates of deposit and money market instruments. The CCT may also invest in a collective fund or group trust (including but not limited to one maintained by The Bank of New York Mellon or its affiliate) that invests in such fixed income instruments. No investment contract in which the CCT invests will have a duration of more than six years from the date of issuance. The CCT will operate with a weighted average duration selected by The Bank of New York Mellon, in its capacity as Trustee of the fund from time to time, but such weighted average duration generally will average between 1 and 3 years. Participants may purchase or redeem units of the CCT for cash or securities based on the unit value determined as of the valuation date. Unit value is generally determined each business day of the year. All participants have a proportionate undivided interest in the net assets of the CCT.

Life insurance contracts held by the Plan are valued at their cash surrender value.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the statements of changes in net assets available for benefits.

Effective October 9, 2014, the Plan was amended, allowing the assets of the TWB Company, LLC Deferred Profit Sharing Plan (the “TWB Plan”) to merge into and become part of the Plan. The assets of the TWB Plan with a fair value of $24,493,109 became assets of the Plan as of November 3, 2014.

Effective February 28, 2014, the Plan was amended, allowing the assets of the ProCoil Company, LLC Retirement Savings Plan (the “ProCoil Plan”) for noncollectively bargained employees to merge into and become part of the Plan. The assets of the ProCoil Plan with a fair value of $1,601,050 became assets of the Plan as of February 28, 2014.

Effective February 28, 2014, the Plan was amended, allowing the assets of the Westerman Companies Savings Incentive Plan (the “Westerman Plan”) to merge into and become part of the Plan. The assets of the Westerman Plan with a fair value of $10,274,568 became assets of the Plan as of February 28, 2014.

Recently Issued Accounting Standards:

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosure, (Part III) Measurement Date Practical Expedient. This guidance simplifies certain aspects of employee benefit plan (“EBP”) accounting while satisfying the needs of users of financial statements. It simplifies the measurement of fully benefit-responsive investment contracts and disclosures about plan investments. It also allows an EBP with a fiscal year end that does not coincide with the end of a calendar month to choose a simpler way of measuring its investments and investment-related accounts. The Plan has early adopted relevant pronouncements of the ASU. The adoption of the amended guidance impacts disclosures and does not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

In May 2015, the FASB issued guidance to address diversity in practice related to how certain investments measured at net asset value (“NAV”) are reported within the financial statement footnotes. The new guidance removes the requirement to categorize investments measured under the current NAV practical expedient within the fair value hierarchy for all investments. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance is effective for plan years beginning after December 15, 2015 and is required to be applied retrospectively. Early adoption is permitted. The Plan is currently evaluating the potential impact to the statements of net assets available for benefits or statements of changes in net assets available for benefits.

3.	Tax Status

Subsequent to year end, the Plan received a determination letter from the IRS dated April 5, 2016, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan is currently complying with initial requests from the Department of Labor regarding a recently initiated audit of the Plan and related Master Trust.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 98% and 94% at December 31, 2015 and 2014, respectively. Each participating retirement plan has a specific interest in the Master Trust. Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments of Master Trust at Fair Value:

	2015	2014
Mutual Funds	$403,621,839	$400,355,108
Worthington Industries, Inc. Common Stock	47,119,744	48,883,233
Common Collective Trust	35,254,199	38,887,985

Total	$485,995,782	$488,126,326

Investment Income for the Master Trust:

	2015	2014
Interest and Dividend Income	$18,437,935	$20,030,437
Net Appreciation in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	(14,301,475)	4,994,341
Worthington Industries, Inc. Common Stock	387,558	(18,398,164)

Total	$4,524,018	$6,626,614

At December 31, 2015 and 2014 the Master Trust held 1,563,247 and 1,624,413 common shares of Worthington, respectively. The Master Trust received cash dividends from Worthington of $1,126,321 and $965,031 for the years ended December 31, 2015 and 2014, respectively.

5.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

6.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

7.	Fair Value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within

Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table. There have been no changes in the methodologies used at December 31, 2015 and 2014.

For the years ended December 31, 2015 and 2014, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2015:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	396,266,740	396,266,740	—	—
Common Collective Trust	34,471,616	—	34,471,616	—
Worthington Industries, Inc. Common Stock	46,934,346	46,934,346	—	—
Other Investments	28,891	—	28,891	—

Total	$477,701,593	$443,201,086	$34,500,507	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2014:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	379,762,992	379,762,992	—	—
Common Collective Trust	32,621,213	—	32,621,213	—
Worthington Industries, Inc. Common Stock	48,544,614	48,544,614	—	—
Other Investments	35,130	—	35,130	—

Total	$460,963,949	$428,307,606	$32,656,343	$—

8.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Deferred Profit Sharing Plan

EIN 31-1189815, Plan Number 333

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$477,672,702

	Mass Mutual Life Insurance Company	Life Insurance contracts	N/A	28,891

*	Loans from Participants	Interest Rates Ranging From 3.25% to 9.25%	N/A	11,589,396

				$489,290,989

*	Party-in-Interest to the Plan